March 24, 2025

Sean Duffy
Chief Executive Officer
Omada Health, Inc.
500 Sansome Street, Suite 200
San Francisco, CA 94111

       Re: Omada Health, Inc.
           Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted March 14, 2025
           CIK No. 0001611115
Dear Sean Duffy:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 96

1. Please expand your disclosures to address the following comments related to your results of operations disclosures.
           You attributed revenue increase purely to growth in total members. Expand to discuss whether you still track average fees per member, and if so, disclose any impact of changes in average fees per member to your revenue increase; and if not material, disclose that fact.
           You attributed gross margin expansion to decreased personnel costs per total member needed to support your members due to the strategic use of your Care
 March 24, 2025
Page 2

           Teams and supporting technology. Expand to disclose in more detail, how the strategic use of your Care Teams and supporting technology help with margin expansion, as well as whether it constitutes a known trend that investors could continue to expect in the future.
           For your operating expenses, please expand to disclose the underlying driver(s)
           for any major fluctuations. For example, please note whether the change in personnel expenses were contributed by a change in headcounts, or by type and/or amount of compensations.
       Please provide quantitative disclosures where available. Refer to Item 303(b) of
       Regulation S-K.
Business
Omada GLP-1 Care Tracks, page 144

2. We note the disclosure that to inform the design and refinement of your GLP-1 Care
       Tracks, you and certain of your customers and channel partners have conducted initial analyses of the results of your programs when provided alongside GLP-1 therapy.
       You state these analyses have reviewed data from more than 5,500 of your members that were taking or had recently discontinued GLP-1 therapy, and a subset of those analyses reviewed early results for your GLP-1 Care Tracks. Please revise to disclose the timeframe for the reviewed data and describe the "subset" of those analyses which showed early results for your GLP-1 Care Tracks.
General

3.     We note your response to prior comment 31 from our July 21, 2024 letter.
We are
       unable to fully agree with your analysis. With respect Abbott Laboratories, you appear to have a material partnership related to the supply of products for your diabetes program described throughout the prospectus. Please file the material contract or provide additional analysis explaining why filing this agreement as an exhibit to your registration statement is not necessary.
       Please contact Julie Sherman at 202-551-3640 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Kathleen M. Wells, Esq.